Exhibit 7.18

Shepard Files Lawsuit Seeking Fair Consideration Of Tender Offer For STFC Shares

Chicago, Illinois, August 21, 2003—Gregory M. Shepard (“Shepard”), the largest independent and unaffiliated stockholder of State Auto Financial Corporation (“STFC”; NASDAQ) announced today that he has filed suit against STFC, State Automobile Mutual Insurance Company (“State Auto Mutual”, STFC’s majority stockholder), and the members of their respective Boards of Directors, seeking injunctive relief requiring the defendants to give fair consideration to the tender offer made by State Auto Financial Acquisition Corp. (“Purchaser”) for 8 million STFC common shares at a price of $32.00 per share (subject to the various terms and conditions set forth in the Schedule TO filed with the Securities and Exchange Commission on August 20, 2003). Purchaser is also a plaintiff in that action, which was filed in the United States District Court for the Southern District of Ohio.

In their lawsuit, Shepard and Purchaser allege that over the past eight months, STFC’s entrenched directors, under the control of State Auto Mutual, have failed to give due consideration to various proposals to negotiate made by Shepard intended to enhance stockholder value. Plaintiffs allege that the defendant directors, led by Robert Moone, the President, CEO, and Chairman of both STFC and State Auto Mutual, have engaged in a concerted course of conduct to maintain and entrench their control over STFC at the expense of STFC’s minority shareholders, and have waged an aggressive and vituperative campaign to disparage Shepard at every opportunity. The Complaint further notes that during the time when defendants were castigating Shepard’s prior proposals as debt-laden transactions, STFC was concealing the fact that it had incurred $15 million in additional debt, in the form of the issuance of subordinated debentures, in a transaction involving one of its subsidiaries. Although that transaction occurred on or about May 22, 2003, STFC did not disclose it promptly in a Form 8-K “current report” filing. Instead, that transaction was first made public in the August 12, 2003 quarterly report (Form 10-Q) filed by STFC with respect to the Second Quarter of 2003.

In view of the past course of conduct engaged in by STFC, State Auto Mutual and their respective directors, Shepard and Purchaser have concluded that defendants are overwhelmingly likely to oppose the tender offer, and they seek a declaration from the Court that State Auto Mutual and the directors of STFC and State Auto Mutual have violated their respective fiduciary duties to plaintiffs and STFC’s minority stockholders, and are likely to engage in further breaches of fiduciary duties in the absence of the entry of an injunction. In addition, Shepard and Purchaser seek the entry of a preliminary and permanent injunction, without bond (i) requiring STFC, State Auto Mutual, their respective directors, and persons acting concert with any of them to engage the services of financial advisors and legal counsel who have no prior history with STFC that might prevent them from furnishing the STFC Directors and STFC’s shareholders with truly independent analyses and evaluation of the Tender Offer or any transaction attendant thereto; and (ii) enjoining and restraining STFC, State Auto Mutual, their respective directors, and persons acting in concert with any of them:

•	From impeding, thwarting, frustrating or interfering with the Tender Offer;

•	From making inflammatory, derogatory, false or misleading statements, or otherwise commenting on, the Tender Offer or plaintiffs (except to the extent required by SEC Rule 14a-9);

•	From adopting any further measure that has the effect of improperly impeding, thwarting, frustrating or interfering with the Tender Offer, or any transaction attendant thereto, in a manner inconsistent with the Company directors’ fiduciary duties; and

•	From using corporate funds for the purpose of opposing the Tender Offer.

The suit also seeks an order requiring STFC to call a stockholders’ meeting pursuant to Ohio Revised Code §§1701.831, and other additional, ancillary relief.

Purchaser and Shepard have also sent a letter the Boards of STFC and State Auto in which they request those entities to take actions that should make litigation unnecessary. A copy of the Complaint and the letter to the STFC and State Auto Boards are attached as Exhibits 7.16 and 7.17, respectively, to the Schedule 13D Amendment No. 7 filed by Shepard with the SEC on August 20, 2003, and is available through the SEC Web site—http://www.sec.gov.